April 29, 2016

Ethan Horowitz
Branch Chief
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    Core Laboratories N.V.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K
Filed January 27, 2016
File No.: 1-14273

Dear Mr. Horowitz:

Thank you for the letter dated April 19, 2016 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and our Form 8-K filed on January 27, 2016 (the “Form 8-K”). Set forth below are the responses of Core Laboratories N.V. ("Core Laboratories" or the "Company") to your additional comments in the order in which they were presented in the letter from the Staff. For your convenience, each response is prefaced by the exact text of the corresponding comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

1.	We note your response to prior comment 3. Please revise to disclose the amount of cash and short-term investments held by your foreign subsidiaries.

RESPONSE: We respectfully acknowledge the Staff's comment, and in our Form 10Q for the three-month period ended March 31, 2016, filed on Friday, April 22, 2016, we revised the applicable disclosure to include additional disclosure set forth below (underlining provided to show enhancements to current disclosure). We will continue to provide disclosure in future filings that is substantially similar to the language set forth below:

REVISED DISCLOSURE:

Liquidity and Capital Resources
General
We have historically financed our activities through cash on hand, cash flows from operations, bank credit facilities, equity financing and the issuance of debt. Cash flows from operating activities provides the primary source of funds to finance operating needs, capital expenditures and our dividend and share repurchase programs. If necessary, we supplement this cash flow with borrowings under bank credit facilities to finance some capital expenditures and business acquisitions, or the repurchase of the Company's common shares. As we are a Netherlands holding company, we conduct substantially all of our operations through subsidiaries. Our cash availability is largely dependent upon the ability of our subsidiaries to pay cash dividends or otherwise distribute or advance funds to us. There are no restrictions preventing any of our subsidiaries from repatriating earnings, and there are no restrictions or income taxes associated with distributing cash to the parent company through loans or advances. As of March 31, 2016, approximately $15.0 million of our $16.7 million of cash was held by our foreign subsidiaries.

Notes to the Consolidated Financial Statements

Note 9, Income Taxes, page F-15

2.
In your response to prior comment 5, you propose to revise the line item in your summary of deferred tax assets titled "Reserves" to "Accruals for compensation and inventory capitalization". Please further revise your disclosure to separately present these temporary differences to comply with FASB ASC 740-10-50-6.

RESPONSE: We respectfully acknowledge the Staff's comment and, in future filings, we will separately present the "Accruals for compensation and inventory capitalization" into “Accruals for compensation” and “Accruals for inventory capitalization”. Due to breaking out these items into separate lines, there are other accrual-related deferred tax assets (such as bad debt reserves), which are immaterial on an individual basis and in the aggregate, that we will now present in the “other” line item. We will revise the applicable footnote disclosure in future filings with these items presented separately, substantially similar to the table set forth below (underlining provided to show enhancements to current disclosure):

	2015	2014
Deferred tax assets:
Net operating loss carry-forwards	$8,045	$6,340
Accruals for compensation	14,937	11,301
Accruals for inventory capitalization	2,738	—
Unrealized benefit plan loss	5,571	4,925
Unrealized foreign exchange	7,994	2,289
Other	4,181	5,066
Total deferred tax assets	43,466	29,921
Valuation allowance (1)	(10,862)	(7,236)
Net deferred tax asset	32,604	22,685

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any follow-up comments or questions. We are more than happy to provide additional materials if requested.

Sincerely,

/s/ Chris Hill
Chris Hill
VP & Chief Accounting Officer